Exhibit 99.1

Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) of Regulation S-K due to personal privacy concerns. Redacted information is indicated by: [***]

EXCLUSIVE MASTER SERVICES AGREEMENT

This MASTER SERVICES AGREEMENT (the “Agreement”) is entered into on April 17, 2018 and is effective as of June 12th, 2017 (the “Effective Date”)

By and between,

Dalton Chemical Laboratories, Inc. o/a Dalton Pharma Services, a corporation incorporated under the laws of the Province of Ontario, Canada whose principal operations are located at: 349 Wildcat Road, Toronto, ON, M3J 253, Canada together with its subsidiaries and affiliates (as defined below), (hereinafter referred to as “CONTRACTOR”)

and

Cardiol Therapeutics Inc., a corporation incorporated under the laws of Ontario whose principal operations are located at: 2275 Upper Middle Road East, Suite 101, Oakville, ON, L6H 0C3, Canada, together with its subsidiaries and affiliates, (hereinafter referred to as “COMPANY”)

COMPANY and CONTRACTOR are hereinafter referred to individually as “Party” and collectively as “Parties”

WHEREAS COMPANY is a healthcare company involved in the research, development, sales, and marketing of therapies for the treatment of human diseases; and

WHEREAS CONTRACTOR is a leading contract services company with expertise in pharmaceutical discovery, development, formulation, synthesis, manufacturing, filling, analysis and related services (the “Services”); and

WHEREAS, the CONTRACTOR has agreed to provide certain Services to COMPANY on the terms and conditions set out in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.0 Definitions

a)	“Agreement” shall mean this Master Services Agreement (MSA) with its Appendices and Work Orders, including all documents (as amended from time to time between the Parties).

b)	“API” means a molecule as defined in Appendix A.

c)	“Appendix” means an appendix to this Agreement and each appendix will be subject to the terms and conditions of this Agreement unless scope specific terms and conditions are outlined therein.

d)	“Affiliate” shall mean with respect to a Party or a Third Party, any individual, corporation, company, firm, limited liability company, partnership, trust, joint venture or other entity which Controls, is Controlled by, or is under common Control with such Party or Third Party or entity. “Control” means the ownership, directly or indirectly, of more than fifty percent (50%) of the issued share capital or the legal power to direct or cause the direction of the general management and policies of the Party In question.

e)	“cGMP Product” shall mean all Product which is defined in individual Purchase Orders, Work Order(s) and/or this Agreement to be manufactured in accordance with cGMP.

f)	“Company's Property” is defined in Section 4.1.

g)	“Day(s)” shall mean calendar days, unless otherwise expressly stated in this Agreement.

h)	“Development Work” means R&D work (typically research and exploratory in nature) as defined in COMPANY-approved Work Orders and includes unvalidated processes or test methods.

i)	“Effective Date” means the effective date of this Agreement.

j)	“Field” means the API, intermediates or derivatives thereof, compositions comprising any of the foregoing (alone or in combination(s)), manufacturing, developing processes for manufacturing and arty and all uses of any of the forgoing.

k)	“Manufacturing Costs” shall mean all costs required to reproduce and release cGMP Product.

l)	“Product” shall be any entity or composition of matter in the Field as defined in Section 2.2.

m)	“Project' means a project with the characteristics specified in Section 2.2.

n)	“Purchase Order” shall mean any document governed by this Agreement specifying the Project, Product and/or Work Product to be conducted and delivered.

o)	“Quality Agreement” shall mean a separate document that defines both specific quality parameters for a Project or Product and which party is responsible for the execution of those parameters and is signed by both Parties.

p)	“Services” means any services provided by the CONTRACTOR relating to API and as may be further described in a Work Order, and shall include manufacturing API, intermediates or derivatives thereof, Products comprising API, intermediates or derivatives thereof and developing processes for manufacturing any of the foregoing.

q)	“Specification(s)” shall mean the mutually agreed upon specifications, instructions, and processes with respect to the Project and defined in the relevant Work Order.

r)	“Territory” shall mean the world.

s)	“Third Party” shall mean any person or entity other than the CONTRACTOR, COMPANY and their respective Affiliates.

t)	“Validated Manufacturing Process” shall mean steps or processes with established scientific evidence that a process is capable of delivering consistent product quality and is designated as “validated” in a Work Order.

u)	“Work Order” shall mean any document governed by this Agreement specifying the work and Services to be fulfilled under this Agreement. Work Order(s) shall be approved in writing and signed by both Parties.

v)	“Work Order Changes” shall mean mutually agreed upon amendments to the Work Order.

w)	“Work Product” means a thing, document, product or service as defined in a Work Order for a Project and may relate to or include Services performed, such as Development Work or batch manufacture and includes all deliverables, Product and the output or results of Development Work.

2.	PERFORMANCE OF SERVICES

2.1.	CONTRACTOR shall provide Services within and pertaining to the Field exclusively to COMPANY. CONTRACTOR shall not provide Services or Product or Work Product or rights to any Intellectual Property in or pertaining to the Field to any third party nor commercialize same directly or indirectly itself. In consideration of this covenant of exclusivity, COMPANY shall allot and issue shares in the COMPANY to CONTRACTOR, as indicated in Appendix B, hereto.

2.2.	The Services shall be undertaken on a project basis for development projects and commercial activities shall be undertaken on a Product basis. In respect of each project (a “Project”) or product (a “Product”), CONTRACTOR and COMPANY shall agree in writing upon objective(s), scope, price, specifications, deliverables Work Product, milestones and timelines for the Services. Each Project shall be described in Work Order attached to this Agreement. For greater certainty it is agreed that CONTRACTOR shall undertake the work described in one or more Work Orders added to this Agreement and agrees that the defined deliverables will meet the agreed level of quality, as set forth in this Agreement and the most current executed Quality Agreement, including the Work Orders. CONTRACTOR will perform the Services in a professional, competent and timely manner, in accordance with the terms and conditions of this Agreement and applicable laws, rules and regulations. In the event of a conflict between the provisions of a Work Order and the provisions of this Agreement, the provisions of this Agreement will prevail unless expressly stated otherwise in the Work Order, signed by the Parties.

2.3.	This Agreement shall remain in force from the Effective Date unless terminated by COMPANY pursuant to Section 7. To the extent that COMPANY requires Services (including the manufacture of a Product, as defined in Work Order with respect to a Project, approved for sale to the public), CONTRACTOR shall be the exclusive provider of same on the condition that CONTRACTOR has the capabilities to so provide at no more than fair market value and any negotiated discounts under requisite terms and conditions in compliance with applicable laws. The Parties acknowledge that industry practice or certain jurisdictions or government authorities may require that COMPANY obtain the Services from another entity or from more than one entity (for example for regulatory approval, to ensure commercial supply of a Product to the public, legal procurement requirements, or to otherwise comply with applicable laws), in which case COMPANY is free to obtain the Services from another entity but to the extent possible CONTRACTOR shall be the preferred provider of said Services.

2.4.	In consideration of the performance of the Services with respect to this MSA and any individual Project, COMPANY will pay CONTRACTOR the amount specified in the Work Order with respect to such Project within the time period specified or pursuant to the principles set out in Appendix B for “Consideration for Services”. Any expenses, individually or collectively, exceeding this amount by more than $1,000 must be mutually agreed upon in writing by the Parties prior to such expenses being incurred, and documented In a written Work Order. All prices to be indicated in one or more Work Orders will be in Canadian Dollars (CDN), unless otherwise specified, and be exclusive of all applicable taxes. Changes in scope for initiated projects will be captured in a Work Order revisions or additional Work Orders and will reflect the agreed upon scope of services and pricing.

2.5.	CONTRACTOR shall not subcontract any of the Services hereunder without the prior express written permission of COMPANY. For any Services hereunder that are subcontracted, CONTRACTOR will be responsible for the Services in the same manner as if CONTRACTOR were providing the Services directly (i.e., not subcontracting the Services), except in cases where COMPANY selects the subcontracted service provider itself or the services must be subcontracted based on capability different from originally quoted. In such cases any additional vendor qualification costs shall be billed to the COMPANY, or COMPANY shall take the financial responsibility for any errors or deficiencies of the COMPANY-selected subcontractor.

2.6.	CONTRACTOR will arrange for shipment of Product to a destination specified by COMPANY at COMPANY's request using a mutually agreed designated carrier and shipment guidelines/protocol provided by COMPANY. Delivery of Products shall be on terms equivalent to EXW (Incoterms (2010)) and all carrier expenses or shipping related expenses (such as duty, taxes or customs fees) shall be the responsibility of COMPANY.

2.7.	Upon expiration of any raw materials, API or other COMPANY materials or Product, CONTRACTOR shall notify COMPANY of such expiration and COMPANY shall determine if the expired matter shall be disposed of by CONTRACTOR, retested by CONTRACTOR or returned to COMPANY at COMPANY's cost as detailed in a Work Order. Any raw materials, API, components or other materials purchased by CONTRACTOR exclusively for use in COMPANY Project that are not paid for by COMPANY shall be invoiced at cost plus 15% to COMPANY upon expiration, in addition to any applicable disposal fees.

2.8.	Storage fees shall apply to all Product, raw materials, API, Components, equipment or other COMPANY material that is stored at CONTRACTOR after 30 days with no further work-scope signed for their future scheduled use. Such fees will be as detailed in a written Work Order and will be at COMPANY's cost.

2.9.	Dispensing fees shall apply to requests by COMPANY for CONTRACTOR to dispense any COMPANY Product or materials. Such fees will be as detailed in a written Work Order and will be at COMPANY's cost.

3.	PROJECT LIAISON

3.1.	The CONTRACTOR and COMPANY will each designate a liaison to facilitate communication. Each Party may change its liaison at any time by written notice to the other Party. The CONTRACTOR agrees to meet periodically at the reasonable request of COMPANY to hold informal meetings on the progress of the Services with respect to Projects. If the frequency or duration of meetings exceeds a reasonable amount upon discussion with COMPANY, upon prior written notice to COMPANY, CONTRACTOR may charge COMPANY for additional time requirements to meet these requirements. COMPANY may visit the CONTRACTOR and its facilities with reasonable notice and agreement with CONTRACTOR during business hours to: (a) observe the progress of the Services, (b) inspect the work being done and materials being used, and (c) consult with CONTRACTOR's personnel concerning the Services. COMPANY right to request audit to be per the terms of the most current executed Quality Agreement. Any visits to CONTRACTOR facilities by additional third parties at COMPANY request, must be subject to confidentiality terms and may be subject to additional fees. The CONTRACTOR will provide safe and proper facilities for said representatives of COMPANY to accomplish any and all of the foregoing.

4.	CONTRACTOR'S RESPONSIBILITIES WITH RESPECT TO COMPANY'S PROPERTY

4.1.	The CONTRACTOR agrees that property, including but not limited to Products, formulated Products, related equipment and/or materials, and any other materials or information (including Confidential Information as hereinafter defined): (i) provided by COMPANY or (ii) prepared for COMPANY during the course of the provision of Services, including any and all Work Product and the Intellectual property rights therein, or (iii) developed by either party in or pertaining to the Field (collectively “COMPANY's Property”) are owned by COMPANY.

4.2.	The CONTRACTOR will:

i.	provide secure locations for storage of COMPANY's Property;

ii.	abide by instructions provided by COMPANY for use of the COMPANY'S Property; and

iii.	provide COMPANY with prompt notification of adverse events, if any, associated with COMPANY's Property.

4.3.	The CONTRACTOR shall use COMPANY's Property only to perform the Services and shall use any Product solely in accordance with the provision of the Services outlined in the Work Order with respect to the relevant Project, or as otherwise Instructed in writing by COMPANY.

4.4.	The CONTRACTOR shall receive written approval from COMPANY prior to the disposal or relocation of any COMPANY Property. Any fees associated with the disposal or removal of COMPANY Property shall be paid by the COMPANY and documented in a Work Order.

5.	PRODUCT WARRANTY OBLIGATIONS

5.1.	CONTRACTOR hereby warrants to COMPANY as follows with respect to each Product (as defined in Work Orders with respect to a Project) supplied hereunder and each Work Product:

(i)	Validated Process or Validated Tests — Product shall conform to the mutually agreed upon Specification(s) with respect to the Project as defined in the relevant Work Order and its amendments and subject to the terms in Sections 5.2, 5.3 and 5.4. For clarity, it is a material breach of warranty if a Validated Process is demonstrated to cause a Product to be out of Specification. Any deficiencies in the Product resulting from CONTRACTOR's compliance with the COMPANY's instructions, specifications and processes shall be the responsibility of COMPANY. The COMPANY acknowledges and agrees that should the Product meet Specifications and so long as CONTRACTOR performs the Services substantially in accordance with the Work Order (“substantially” means that there may be minor deviations that cannot be demonstrated to have caused the Product to be out of the Specifications for the Product), this Agreement, the applicable Quality Agreement and all applicable laws, regulatory and governmental requirements mutually agreed by the Parties, that COMPANY is obligated to pay for the Services performed;

(ii)	Conformity with Laws — Each Product and Work Product conforms to applicable laws, regulatory and governmental requirements;

(iii)	Free from Defects — Each Product and Work Product is free from any defects in workmanship or materials. In the case of materials, CONTRACTOR shall verify that all materials comply with the applicable Specifications prior to use; and

(iv)	Industry Standards — Each Product and Work Product conforms to generally accepted industry standards.

5.2.	Unvalidated Processes or Test Methods — CONTRACTOR does not warrant that Product shall be within specification for unvalidated processes or tests. COMPANY acknowledges and agrees that should the (unvalidated) Product fail to meet Specifications, but so long as CONTRACTOR performs the Services substantially in accordance with the Work Order (“substantially” means that there are minor deviations that cannot be demonstrated to have caused the Product to be out of the Specifications for the Product), this Agreement, the applicable Quality Agreement and all applicable laws, regulatory and governmental requirements mutually agreed by the Parties, that COMPANY is obligated to pay for the Services performed.

For processes or Projects not developed at CONTRACTOR's premises, COMPANY must provide all available development and validation reports prior to transfer for CONTRACTOR's review. If upon CONTRACTOR's review or upon execution of the provided process, the provided information is not deemed to be sufficient to reliably support the process as provided, CONTRACTOR reserves the right to require further development be performed at COMPANY's expense as mutually agreed by both parties or that all activities be conducted at COMPANY's risk, requiring full payment for Services irrespective of outcome. CONTRACTOR does not assume responsibility for yields or meeting provided Specifications for newly transferred Projects.

Performance of non-cGMP activities shall be defined in detail in the Work Order, but are not subject to the terms of a Quality Agreement. Non-GMP materials cannot be defined as suitable for human use nor can they be documented by CONTRACTOR as such. Non-cGMP materials are produced by methods agreed to by both parties but may not necessarily follow cGMP procedures. CONTRACTOR cannot assure sterility of materials produced in non-cGMP environment/methods and therefore cannot define the materials as sterile in any documentation.

5.3.	COMPANY may accept or reject any and all Products that are In material breach of the warranties set out in Sections 5.1 and 5.2 and hold CONTRACTOR liable for all replacement cost of defective Product (excluding API cost) plus reasonable incidental transportation (unless COMPANY has requested shipment under quarantine prior to release testing results being available. In such cases CONTRACTOR shall not be responsible for reasonable incidental transportation costs). In any event, there should be no claims against CONTRACTOR for any amount greater than the contract value for the specific scope of work.

5.3.1 In the event that COMPANY shall reject any or all of the Products delivered by CONTRACTOR under this Agreement, COMPANY shall specify in writing the reason or reasons for such rejection (“Rejection Notice”) within 30 days after the COMPANY receives release test results for the Product (Including but not limited to initial Products) (“Notice Period”). If the CONTRACTOR does not receive the Rejection Notice during the Notice Period, the Products shall be deemed accepted by COMPANY.

5.3.2 Within fifteen (15) business days of receiving a Rejection Notice, CONTRACTOR shall respond stating whether (i) it accepts the rejection or (ii) it disputes the rejection, in which case the Parties shall, after good faith negotiation as to whether the rejection is justified, refer such dispute to a mutually acceptable independent third party with the appropriate expertise to assess the conformity or non-conformity of the rejected Product(s) to Specifications and the applicable Quality Agreement. Such independent third party shall be qualified and shall also have the methods validated/verified prior to use. The independent third party shall test the applicable Product(s) and shall determine whether such Product(s) met or did not meet the applicable Specifications and/or shall review the relevant batch records and other relevant documentation to determine whether such Product was processed In accordance with the applicable Quality Agreement and shall also make a determination as to whether any failure was caused by defective, adulterated or misbranded API or other Material (including, but not limited to failure of API or other Materials to meet applicable Specifications or to have been manufactured in accordance with cGMP) or was caused during shipment to COMPANY or COMPANY's designee. The Parties agree that such third party's determination shall be final and binding upon the Parties. The Party against whom the independent third party rules shall bear the costs of testing and review by such independent third party. If such third party determines that COMPANY's rejection of Product was incorrect, COMPANY shall pay for both the initially rejected Product and any replacement produced at COMPANY's request.

In the event that COMPANY rightfully rejects a Product after a Validated Manufacturing Process has been demonstrated to cause the material breach of warranty, COMPANY shall have, in its sole discretion, the right to elect either replacement of the rejected portion of the Product batch as soon as possible at no further cost to COMPANY (excluding API cost), or to receive a refund of a pro rata portion of the amount paid for Manufacturing Costs by COMPANY with respect to such Product based on the percentage of such Product that is unusable. The remedy under the foregoing sentence shall be COMPANY's sole remedy for failure of Product(s) to meet Specifications or to have been processed in accordance with the Quality Agreement and the other terms of this Agreement.

In the event that CONTRACTOR fails to remedy, or acknowledges an inability to remedy the breach of the warranties identified by COMPANY, COMPANY shall be entitled to terminate this Agreement in accordance with Section 7.

5.4.	Development Work carried out by CONTRACTOR shall be paid in full for the scope of work defined in a Work Order upon completion irrespective of outcome unless a negative outcome is the result of CONTRACTOR'S gross negligence or willful misconduct or failure to substantially comply with the Work Order and Its amendments (if applicable). In such case, CONTRACTOR shall forfeit any portion of fees relating to the Project affected by such grossly negligent acts or willful misconduct or failure to substantially comply with a Work Order and its amendments. Development work is not guaranteed to be successful. If the defined scope of development work is conducted by CONTRACTOR and it is determined that additional work is required to achieve the defined objective, CONTRACTOR shall provide COMPANY with a proposal outlining the intended additional activities and pricing for COMPANY agreement in a Work Order prior to proceeding with additional work.

5.5.	In the event that CONTRACTOR is in material breach of the warranties set out in Sections 5.1 and 5.2, and such breach has not been remedied in accordance with Sections 5.3 or 5.4 or CONTRACTOR acknowledges an inability to meet such warranties, CONTRACTOR shall, at the discretion of COMPANY, release to COMPANY, any requested raw materials (at CONTRACTOR cost if not already paid for by COMPANY) or work-in-progress so that COMPANY may complete the manufacture of the Product at an alternate site of its choice. COMPANY shall not be charged (or will be reimbursed if already paid) for any Services CONTRACTOR provided resulting in such breach subject to the terms outlined in Sections 5.1, 5.2, 5.3 and 5.4.

5.6.	In the event that COMPANY exercises its rights under Section 5.3 or 5.5, CONTRACTOR shall provide all reasonable assistance to COMPANY.

5.7.	The CONTRACTOR further warrants to the COMPANY that CONTRACTOR has not, nor has any of its employees, agents, or contractors who may provide Services under this Agreement, been (i) debarred or proposed to be debarred under, or convicted of a crime for which a person or entity can be debarred under, Section 306(a) or 306(b) of the United States Generic Drug Enforcement Act of 1992 or under 42 U.S.C. Section 1320a-7 or (ii) sanctioned by, suspended, excluded, or otherwise deemed ineligible to participate in any federal health care program including Medicare and Medicaid, or any other federal procurement or non-procurement programs. CONTRACTOR further warrants that should CONTRACTOR or any of its employees, agents or contractors be debarred, investigated for debarment, convicted or sanctioned under Section 306(a) or 306(b) as described above, CONTRACTOR shall immediately notify COMPANY.

6.	QUALITY

6.1.	If a Project will be subject to cGMP regulations or U.S. FDA, Health Canada, ICH, SCC, EMEA or other such regulations or guidelines, these requirements will be outlined in a separate Quality Agreement to outline the roles and responsibilities for such regulatory compliance, prior to the initiation of cGMP work. Quality Agreement shall apply to cGMP activities only.

6.2.	COMPANY may elect to qualify CONTRACTOR, which from time to time could require on-site review activities. COMPANY will schedule, with reasonable prior notice, such activities in consultation with CONTRACTOR so that the necessary resources are made available. Such qualification assumes a two person, two day audit per year. Additional audits or qualifications may be subject to additional fees based on duration or frequency and will be mutually agreed by the Parties. COMPANY may also require additional audits or inspections from regulatory bodies which will be subject to additional fees if they exceed one regulatory body audit annually. The standards to which the audit is performed will reflect the current stage of development and the quality systems applicable therein. For non-cGMP projects, it is assumed that no regulatory audits shall apply.

6.3.	COMPANY shall provide CONTRACTOR with reasonable prior notice to any regulatory filing or product related activity that may result in on-site review activities, or CONTRACTOR may refuse such review. The Parties shall discuss Product status relative to pending review activities including scheduling of review activities.

6.4.	CONTRACTOR shall be responsible for maintaining, at its expense, facility or other licenses or permits, and regulatory (EMA, U.S. FDA and TGA) and government approvals necessary for the performance of Services. Should COMPANY define new regulations, requirements or markets, not originally defined above CONTRACTOR shall perform a gap analysis of its current practices, facilities etc. against any new requirements chosen by COMPANY or applicable regulator with respect to COMPANY's Product(s). COMPANY and CONTRACTOR shall discuss and mutually agree to any capital or process/system costs that arise as a result of implementing such changes and which Party shall bear such costs. Should the cost of maintaining licenses or permits and regulatory and government approvals applicable to COMPANY projects or scopes of work increase, the Parties shall negotiate responsibility for these costs in good faith. These changes shall not be reasonably withheld if requested changes are commercially reasonable for both Parties.

7.	TERMINATION

7.1.	COMPANY may, upon thirty (30) days' written notice to CONTRACTOR, terminate this Agreement at its sole discretion. Unless otherwise agreed to, upon termination of this Agreement by COMPANY, CONTRACTOR will be reimbursed for the total estimated price with respect to any Project activities that are completed or partially completed as well as any non-cancellable orders as of the date of notice of the termination. Notwithstanding the foregoing, CONTRACTOR shall not be reimbursed for any completed or partially completed Projects that are in material breach of Sections 5.1 and 5.2. In addition, allocation of any additional costs to CONTRACTOR related to capacity reservation shall be mutually agreed upon by both parties. COMPANY shall also be entitled to terminate one or more Projects without terminating the Agreement (a “Partial Termination”) in which case CONTRACTOR will be reimbursed for the total estimated price with respect to any Project activities completed or partially completed provided that such Project is not in breach of Sections 5.1. and 5.2 as of the date of notice of the Partial Termination. Upon completion of this Agreement or its termination, the CONTRACTOR will return, or arrange for return, to COMPANY, within 30 days, all COMPANY Property, all documentation (other than one copy of the documentation for regulatory or archival purposes provided that such documentation shall remain subject to CONTRACTOR's confidentiality obligations to Company), samples (defined as including any material derived from a test system for examination or analysis including, but not limited to, preparations, specimens, etc.), and/or supplies generated by the CONTRACTOR or furnished by COMPANY and given to the CONTRACTOR. However, at COMPANY's option, COMPANY may, with written instruction, direct the CONTRACTOR to dispose of any Property instead of return Property to COMPANY, such destruction to be certified in writing by the CONTRACTOR. Any order to destroy any Company Property must be made in writing by COMPANY and CONTRACTOR shall not proceed with disposal of any COMPANY Property until such written notice is received. In the event of a Partial Termination the obligation to return or to arrange for return of COMPANY Property or Samples, shall be interpreted in relation to the relevant Project or Projects only. COMPANY shall pay CONTRACTOR all disposal or shipping charges, as selected by COMPANY, as related to the termination. This may Include, but is not limited to, items such as equipment, materials, consumables, samples or product.

7.2.	Upon termination by COMPANY, CONTRACTOR shall return, or arrange for return, to COMPANY, within thirty (30) days of termination, all property of COMPANY provided to the CONTRACTOR, any reports relating to the provision of the Services, all documentation, and/or any materials furnished by COMPANY and given to the CONTRACTOR in connection with the Services (CONTRACTOR may retain one copy for regulatory or archival purposes provided that such copy shall remain subject to CONTRACTOR's confidentiality obligations to Company). However, at COMPANY's option, COMPANY may, with written instruction, direct the CONTRACTOR to dispose of any Property instead of return Property to COMPANY, such disposal to be certified in writing by the CONTRACTOR. Any order to destroy any Company Property must be made in writing by COMPANY and CONTRACTOR shall not proceed with destruction of any COMPANY Property until such written notice is received. If COMPANY shall require CONTRACTOR to undertake any past termination activities the Parties shall negotiate the terms of a settlement proposal which shall include reasonable fees relating to such post termination activities that shall be undertaken by CONTRACTOR at the reasonable request of COMPANY.

8.	LIABILITY AND INSURANCE

8.1.	CONTRACTOR will exercise commercially reasonable professional efforts, to ensure the accuracy of the advice, information, and documentation provided in connection with the performance of the Services.

8.2.	During the term of this Agreement, CONTRACTOR will maintain product liability insurance in an amount of not less than CAN$1 million and errors & omissions liability insurance in an amount of not less than CAN$4 million, such insurance to be on terms acceptable to COMPANY acting reasonably, and COMPANY shall be an additional insured thereunder.

8.3.	The CONTRACTOR warrants and represents that any advice given by its servants or agents or the use of any documentation provided in connection with the Services will not Infringe third party rights.

8.4.	The Services will be performed by CONTRACTOR's employees at its facilities, unless the Parties agree in writing and in advance that Services will be performed at a sub-CONTRACTOR's facility. CONTRACTOR shall be solely responsible for any loss, damage, injury, or death arising from its performance of the Services and shall indemnify and hold COMPANY and its agents (collectively, “COMPANY Indemnitees”) harmless from any liability or expense, including reasonable attorney fees, for any loss or damage to property and/or death or Injury to person(s), including COMPANY's employees and agents, and animals, or from claims, actions, suits or proceedings therefrom, arising from CONTRACTOR's performance of the Services. The aforementioned obligations shall apply regardless of whether liability without fault is imposed or sought to be imposed, except to the extent that the foregoing is void or otherwise unenforceable under applicable law, and except to the extent that such loss, damage, injury, liability, death, or claim is the result of a COMPANY Indemnitee's negligence or willful misconduct.

8.5.	COMPANY shall be solely responsible for any loss, damage, injury, or death arising from its performance of its obligations under the Agreement and shall indemnify and hold CONTRACTOR and its agents (“CONTRACTOR Indemnitees”) harmless from any liability or expense, including reasonable attorney fees, for any loss or damage to property and/or death or injury to person(s), including CONTRACTOR's employees and agents, and animals, or from claims, actions, suits or proceedings therefrom, arising from COMPANY's performance of its obligations under the Agreement. The aforementioned obligations shall apply regardless of whether liability without fault is imposed or sought to be imposed, except to the extent that the foregoing is void or otherwise unenforceable under applicable law, and except to the extent that such loss, damage, Injury, liability, death, or claim is the result of a CONTRACTOR Indemnitee's negligence or willful misconduct.

9.	REPRESENTATIONS AND WARRANTIES

9.1.	Each party represents and warrants that:

a)	it is a duly incorporated, organized and subsisting corporation and has all requisite powers, capacities, licenses and permissions under its governing legislation and the other laws applicable to it, and under its articles of incorporation, bylaws and governing resolutions to develop and/or manufacture the Product; and to enter into, exercise its rights and perform and comply with all other obligations under this Agreement;

b)	all actions, conditions and tangible items, have been taken, fulfilled or produced with respect thereto, that are required by law, contract or otherwise;

c)	this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms;

d)	it is not a party to any agreement under the terms of which it Is prohibited or restricted from entering into any of the obligations assumed, liabilities imposed, or restrictions accepted by it under this Agreement; and

e)	the execution and delivery of this Agreement and the performance by it of its responsibilities, obligations and covenants hereunder will not result in the violation of any statute, order, decree, judgment, ordinance, regulation or law applicable to it or by which any of its assets may be bound.

9.2.	CONTRACTOR represents and warrants that its performance of the Services, which utilizes information other than COMPANY's Confidential Information, will not infringe any subsisting claim of a third party domestic or foreign patent right or any copyright or violate any third-party trade secret right, or other intellectual property right or contractual right. CONTRACTOR shall defend, at its expense, all suits, actions or proceedings in which COMPANY and/or CONTRACTOR Indemnitee(s) is / are made a defendant for such infringement or violation resulting from the possession, sale or offer for sale of the Product and shall pay and discharge all judgment or decrees rendered against an Indemnitee in such suits, actions or proceedings with respect to such infringement or violation. COMPANY shall provide CONTRACTOR with prompt written notice of any such suits, actions or proceedings or written threats thereof and shall provide CONTRACTOR all information available to COMPANY, for such defense and shall accord CONTRACTOR the full opportunity and authority to assume sole defense thereof, including settlements and appeals provided that any settlement which effects the interests of COMPANY or its agents or customers, in selling, offering for sale, importing and using the Product shall not be entered into without COMPANY's prior written consent. CONTRACTOR shall also have the right to obviate any such suit, action or proceeding or threat thereof by procuring the right for COMPANY and its agents and customers to sell, offer for sale, and import the Product. COMPANY extends a like warranty to CONTRACTOR with respect to infringement or trade secret violation by CONTRACTOR in complying with COMPANY's written instructions, specifications or processes for the Product.

10.	CONFIDENTIALITY

10.1.	All information and materials (including all information related to or arising from the Services) shall be considered confidential information of the COMPANY for the purpose of this Agreement, irrespective of whether communicated orally or in writing by COMPANY or obtained through observations by or on behalf of CONTRACTOR, at the offices or other premises of COMPANY, or otherwise (the “Confidential Information”). CONTRACTOR shall be entitled to disclose or allow access to Confidential Information to its officers, employees, and its representatives, or agents who have been approved by COMPANY in writing and who have a need to know or have access to Confidential Information, only if such persons are subject to restrictions on the disclosure of Confidential Information comparable to those contained in this Agreement. The Confidential Information will be kept confidential and will not be disclosed or made available to any person, without COMPANY's prior consent, except to the extent that the Confidential Information:

a)	is or becomes public knowledge otherwise than through default on the part of CONTRACTOR or any of its representatives; or

b)	is already lawfully in the possession of CONTRACTOR prior to its disclosure to CONTRACTOR by COMPANY (as evidenced by CONTRACTOR's written record); or

c)	hereafter becomes lawfully available to CONTRACTOR and is not subject to any confidentiality obligation to COMPANY (or a person owing a duty of confidence to COMPANY in respect of such information); or

d)	Confidential Information, which can be demonstrated as independently developed or acquired by CONTRACTOR without reference to or reliance upon confidential information defined in this agreement, and as evidenced by CONTRACTOR's written records.

10.2.	Information shall not be exempted under clause 10.1 from the restriction under this Agreement by reason only that some or all of its features (but not the combination and principle thereof) are or become public knowledge or are in the possession of or become available to CONTRACTOR as mentioned in such clause.

10.3.	CONTRACTOR will use the Confidential Information only in relation to the provision of the Services, and in particular, will not make commercial use of any part of the Confidential Information for any purpose whatsoever. CONTRACTOR agrees that the Confidential Information is owned by COMPANY.

10.4.	Notwithstanding the restrictions of this Section, CONTRACTOR may disclose the Confidential Information as is required pursuant to competent judicial or governmental administrative orders provided that CONTRACTOR shall provide COMPANY with prompt written notice of such order before such disclosure so that COMPANY may seek a protective order or other appropriate remedy. CONTRACTOR shall consent to COMPANY obtaining any protective order or other appropriate remedy that COMPANY, or any of its Affiliates may seek for the purpose of preventing disclosure of any of the Confidential Information. In the event that COMPANY does not obtain such protective order or other remedy, CONTRACTOR shall furnish only that portion of the Confidential Information which CONTRACTOR is advised by written opinion of its legal counsel is legally required and CONTRACTOR shall use reasonable efforts to obtain reliable assurance that the Confidential Information shall be accorded confidential treatment by such court or government agency.

10.5	CONTRACTOR agrees to take all reasonable steps to maintain the Confidential Information confidential and secure (including all steps that CONTRACTOR takes to protect its own confidential information).

10.6.	Upon request, CONTRACTOR agrees to promptly deliver to COMPANY any documentation in its possession, in any form or medium, which contains any of the Confidential Information, whether such documentation was received from COMPANY or produced by or on behalf of CONTRACTOR, provided, however, that CONTRACTOR shall be entitled to retain a copy of the documentation in order to verify compliance with this Agreement.

10.7.	The parties hereby acknowledge and agree that money damages would not be a sufficient remedy for any breach of confidentiality and the Company shall be entitled to seek injunctive or other equitable relief to remedy any such breach or threatened breach. Such remedy shall not be deemed to be the exclusive remedy of any breach but shall be in addition to any other rights and remedies available at law or equity or this Agreement.

11.	INTELLECTUAL PROPERTY RIGHTS

11.1.	All intellectual property, including but not limited to data, discoveries, know how, inventions, improvements, formulae, ideas, devices, compounds, materials, writings, or other intellectual property together with the notes, records, data, reports, sketches, plans, memoranda, protocols, domain names, trademarks, copyright and other tangible information relating thereto including all Work Product, whether or not subject to protection under patent or copyright laws (collectively “Intellectual Property”), which are conceived, developed and/or made by or for CONTRACTOR during the course of the Services or in or pertaining to the Field shall be the exclusive property of COMPANY, except for cases outlined below, and herein assigns or confirms assignment of same to the COMPANY. Further CONTRACTOR shall or shall cause authors of any copyright to waive any moral rights in favour of the COMPANY, its Affiliates, successors and heirs. COMPANY shall have the sole right to file patent applications (including filings in foreign countries), and to prosecute and maintain patents on any Intellectual Property resulting from CONTRACTOR's work under this Agreement, and CONTRACTOR agrees that exclusive rights to the Intellectual Property in the Territory shall reside with COMPANY. CONTRACTOR shall promptly notify COMPANY of any developed Intellectual Property and shall cause all those working under the CONTRACTOR to do the same. The term “CONTRACTOR Know-How” shall mean information and data, in any form, that CONTRACTOR has determined to be necessary to DEVELOP and MANUFACTURE Product, which has been disclosed to and approved by COMPANY, as the same may be modified from time to time by agreement of the parties hereto. For the avoidance of doubt, CONTRACTOR shall own all rights, titles, and interests of any independent Improvement to CONTRACTOR Know-How that was made, discovered or conceived solely by or on behalf of CONTRACTOR (or its Affiliates) during the Term and that is: (i) not based on or derived from COMPANY Know-How (or arty other Intellectual Property rights of COMPANY or any of its Affiliates) or any Confidential Information of COMPANY; and (ii) severable from the Product, COMPANY KNOW-HOW (and any other Intellectual Property Rights of COMPANY or any of its Affiliates) and Confidential Information of COMPANY (i.e., an improvement that can be exploited independent of the Product and without otherwise infringing upon or misappropriating or using any COMPANY Know-How (or any other Intellectual Property rights of COMPANY or any of its Affiliates) or any Confidential Information of COMPANY or any of its Affiliates); and (iii) was not paid for the COMPANY; and (iv) is outside and unrelated to the Field, For clarity, any discovery or discoveries made, discovered or conceived by or on behalf of COMPANY (or its Affiliates) or jointly by the Parties (or their respective Affiliates) shall not be considered for any purpose to be an independent improvement but shall instead be Intellectual Property of COMPANY.

11.2.	CONTRACTOR shall, at COMPANY's request and expense, execute all documents necessary to perfect the obligations in Section 11.1 and/or to enable COMPANY to make applications for domestic or foreign patents relating to the Intellectual Property, including documents of title, assist in prosecution of any foreign or domestic patent applications, and assist in securing, defending or enforcing any such title and right thereto, and shall cooperate with COMPANY, its designees, its attorneys or agents, in any claims or litigation concerning COMPANY or related companies with respect to the Intellectual Property. CONTRACTOR herein does appoint and shall cause its personnel or other persons involved in creating Intellectual Property to do so, appoint the COMPANY (or its counsel or agents) with the power to execute any such documents on its behalf, if it is not possible to locate or timely have the documents executed by the CONTRACTOR or its personnel or said other persons. Company shall promptly notify Contractor upon exercising said power.

11.3.	CONTRACTOR shall ensure that any CONTRACTOR personnel or any other persons involved in creating Intellectual Property, shall have no claims relating to such Intellectual Property and shall cooperate with COMPANY, at COMPANY's request and expense, in securing, defending or enforcing any such title and right relating to the Intellectual Property, to cooperate with COMPANY, its designees, its attorneys or agents in any claims or litigation concerning COMPANY or its Affiliates with respect to the Intellectual Property, to assist in prosecution of any foreign or domestic patent applications relating to the Intellectual Property, and to review and execute domestic and foreign patent applications, and other proper documents and papers (including but not limited to documents of title) to facilitate the securing and maintaining of domestic and foreign patent protection relating to the Intellectual Property.

11.4.	CONTRACTOR shall grant, and hereby does grant to COMPANY, to the extent that it is free so to do, an irrevocable, non-exclusive, worldwide, royalty-free perpetual license to use all patents, registered designs, copyrights, trademarks, and other intellectual property rights which CONTRACTOR has the right to license where such patents, registered designs, copyright, know-how, or other intellectual property are either (a) incorporated into the Product; or (b) need to be licensed to COMPANY in order to enable COMPANY to use and practice lawfully any Intellectual Property in the Territory.

11.5.	The CONTRACTOR will not take any steps to oppose or contest the validity of any patents or patent applications or any other intellectual property rights of COMPANY, relating to the Confidential Information or the Intellectual Property.

12.	NOTICES

12.1.	Notice required or provided for by the terms of this Agreement shall be in writing and shall be delivered by prepaid registered mail, return receipt requested; personally by hand; courier; by email; or by facsimile transmission, in each case addressed to the Party or Parties to whom it is to be given at the address or facsimile number shown below or at such other address or facsimile number as the Party to whom such notice is to be given shall have last notified the other Party in accordance with the provisions of this Section:

In the case of CONTRACTOR at:

Dalton Chemical Laboratories Inc. o/a Dalton Pharma Services

349 Wildcat Road

Toronto, Ontario, M3J 253

Attention: Peter Pekos

Fax No.: *******

*******

And in the case of COMPANY at:

Cardiol Therapeutics Inc.

2275 Upper Middle Rd. E. Suite 101

Oakville, Ontario L6H 0C3

Attention: David Elsley

*******

Any such notice or other document shall:

(i)	if delivered by hand, courier, or email be deemed to have been given and received at the place of receipt on the date of delivery, provided that if delivery is other than during business hours (9:00 a.m. to 5:00 p.m., local time) in the place of receipt, such notice shall be deemed to have been given and received at the place of receipt on the first business day thereafter;

(ii)	if mailed, be deemed to have been given and received at the place of receipt on the earlier of the date of actual receipt and ten (10) business days after the date of mailing. In the event of postal disruption, such notices or documents must be delivered by means other than by mail; and

(iii)	if transmitted by facsimile, and provided that the sender has received confirmation of receipt, be deemed to have been received on the same day if transferred during business hours (9:00 a.m. to 5:00 p.m., local time) in the place of receipt, and be deemed to have been given and received at the place of receipt on the next business day in the place of receipt following the day of sending, if transferred after business hours in the place of receipt.

13.	ASSIGNMENT

13.1.	This Agreement may not be assigned by CONTRACTOR without the prior written consent of the other party which will not be unreasonably withheld. COMPANY may assign with notice to the Contractor. Any assignment or transfer by a Party other than in accordance with the terms hereof shall be void and shall entitle the other Party to terminate this Agreement. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either Party of responsibility for the performance of any obligation which accrued prior to the effective date of such assignment.

14.	WAIVER

14.1.	The failure on the part of either Party hereto to exercise or enforce any right conferred upon it under this Agreement shall not be deemed to be a waiver of any such right to bar the exercise or enforcement thereof at any time or times thereafter.

15.	LAW

15.1.	This Agreement shall be interpreted and enforced under the laws of the Province of Ontario and the federal laws of Canada applicable therein. Subject to Section 16, the Parties shall attorn to the exclusive jurisdiction of the Courts of Ontario.

16.	ARBITRATION

16.1.	The parties recognize that disputes, controversies or claims arising out of or in connection with, or relating to, this Agreement, or the performance, breach, termination or validity thereof (a “Dispute”) may arise from time to time during the course of this Agreement. In the event of such a dispute, controversy or claim either party may, by notice to the other party, have such issue referred to their respective designees according to the following escalation path:

Escalated to the following level at the Parties
Days from original notice	CONTRACTOR	COMPANY
Ten (10) business days	Natalie Lazarowych, Ph.D. – Director of Project Management	David Elsley, MBA President & CEO
Twenty-five (25) business days	Peter Pekos M.Sc. – President & CEO	David Elsley, MBA–— President & CEO

16.2.	If this discussion does not result in a resolution of the Dispute within thirty-five (35) business days, or any extension thereof agreed by the Parties in writing, either Party may invoke the formal arbitration provisions of this Section of the Agreement.

16.3.	Any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement, or the performance, breach, termination or validity thereof shall be finally settled by arbitration. The arbitration shall be conducted in accordance with the Ontario Arbitration Act, 1991 by one or more arbitrators appointed in accordance with the applicable rules. The arbitration shall be conducted in Toronto, Ontario in English. Except for breach of confidentiality, misappropriation of intellectual property or other circumstances where injunctive relief may be granted by a court of law, arbitration is the exclusive remedy for any party with respect to any dispute arising under or relating to this Agreement or the subject matter hereof, except that a party may resort to a court of competent jurisdiction to enforce the provisions of this Section or to enforce any decision rendered in arbitration under this Section of the Agreement. Provided that the parties have exercised all of their rights and obligations under Section 16.1 and 16.2 of the Agreement, the process of arbitration hereunder shall be initiated by one Party giving the other Party written notice, in accordance with the provisions of this Agreement, of initiation of arbitration. The arbitration shall be conducted by arbitrator(s) having no financial or personal interest in the business affairs of either Party. Absent agreement or an award In the arbitration to the contrary, the arbitration fees and expenses shall be paid in equal shares by the parties. The arbitrator shall have the authority to award any remedy or relief that a court or a judge of the Ontario Courts could order or grant in accordance with this Agreement. The decision of the arbitration panel shall be final and binding on the Parties, is non-appealable, and may be enforced in any court of competent jurisdiction. The arbitration shall be kept confidential and the existence of the proceedings and the elements of it shall not be disclosed beyond the arbitrator, the Parties, their counsel and any person necessary to the conduct of the proceedings, except as may be lawfully required in judicial proceedings relating to the arbitration or otherwise.

16.4.	At all times, except as set forth below, notwithstanding the existence of a dispute with respect to a particular Project, the Parties shall continue to perform their respective obligations in accordance with the provisions of this Agreement. Where there is a dispute as to the amount of the monies owing by COMPANY to CONTRACTOR pursuant to a Project, the portion of the amount owing that is not contested, disputed or challenged shall be paid when due but without prejudice to the rights of the Parties to contest, dispute or challenge the disposition of the remaining portion of the monies claimed thereunder. Until the resolution of the dispute with respect to which the amount of monies owing to CONTRACTOR is being contested, disputed or challenged, CONTRACTOR shall be relieved from any further obligation to deliver Services with respect to the disputed portion of such Project, and other than a Project that involves the delivery to COMPANY of Products for clinical trials.

17.	SEVERABIIITY

17.1.	Whenever possible, each provision of this Agreement shall be interpreted in the manner to be effective and valid under applicable law, but if any provision of this Agreement should be prohibited under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of the Agreement. The Parties agree to renegotiate such invalid or unenforceable provision in good faith in order to provide a reasonably acceptable alternative consistent with the basic purpose of this Agreement.

18.	FORCE MAJEURE

18.1	Except as to payments required under this Agreement, neither Party shall be liable in damages for, nor shall this Agreement be terminable or cancelable by reason of, any delay or default in such party's performance hereunder if such default or delay is caused by events beyond such party's reasonable control including, but not limited to, acts of God, regulation or law or other action or failure to act of any government or agency thereof, war or insurrection, civil commotion, destruction of production facilities or materials by earthquake, fire, flood or storm, labor disturbances, epidemic, or failure of suppliers, public utilities or common carriers; provided, however, that the Party seeking relief hereunder shall immediately notify the other party of such cause(s) beyond such party's reasonable control. The Party that may invoke this Section shall use all reasonable endeavors to reinstate its ongoing obligations to the other. If the cause(s) shall continue unabated for one hundred twenty (120) days, then the Parties shall meet to discuss and negotiate in good faith what modifications to this Agreement should result from this force majeure.

19.	ENTIRE AGREEMENT

19.1.	This Agreement, and the related Appendices, and the most recently executed Quality Agreement constitute the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any prior agreement, understanding, or arrangement between the Parties, whether oral or in writing. No representation, undertaking, or promise shall be taken to have been given or be implied from anything said or written in negotiations between the Parties prior to this Agreement except as expressly stated in this Agreement. Neither Party shall have any remedy in respect of any untrue statement made to it upon which it has relied in entering into this Agreement (unless such untrue statement was made fraudulently). This Agreement can only be amended upon written consent of the parties.

20.	FURTHER ASSURANCES

20.1.	The Parties shall do and execute all such further acts and things as are reasonably required to give full effect to the rights given and the transactions contemplated by this Agreement.

21.	INDEPENDENT CONTRACTOR; NO THIRD-PARTY BENEFICIARIES

21.1.	For the purpose of this Agreement and all Services to be provided hereunder, each Party shall be, and shall be deemed to be, an independent CONTRACTOR and not an agent or employee of the other party. Neither Party shall have authority to make any statements, or representations or commitments of any kind, or to take any action, which shall be binding on the other Party, except as may be explicitly provided for herein or authorized by the other Party in writing. Nothing in this Agreement, either express or implied, shall confer on any person other than a Party to this Agreement or a Party's permitted successors and assigns, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement.

22.	SURVIVAL

22.1.	The following provisions shall survive the termination of this Agreement regardless of the cause of termination, as well as other items which by their intent or meaning are intended to so survive: 2.1, 4.1, 4.3, 5, 6, 7, 8, 9, 10, 11, 14, 15, 16, 17, 19, 20, 21 and 22.

THE NEXT PAGE IS THE SIGNING PAGE.

Agreed to for and on behalf of Dalton Chemical Laboratories Inc. o/a Dalton Pharma Services

Name: [Redacted - Personal Information]
Position: President & CEO

Signature: [Redacted - Personal Information]

Date:	April 17, 2018

Agreed to for and on behalf of Cardiol Therapeutics Inc.

Name: [Redacted - Personal Information]
Position: President & CEO

Signature: [Redacted - Personal Information]

Date:	April 17, 2018

APPENDIX A

There is no diagram here

APPENDIX B

Consideration for Exclusivity of Section 2.1

1.	In consideration of the CONTRACTOR's covenant of exclusivity to the COMPANY, the COMPANY agrees to allot and issue to the CONTRACTOR 200,000 Class A common shares of the COMPANY (the “Exclusivity Share?) within 45 business days of the Effective Date.

2.	The CONTRACTOR shall also earn and be entitled to receive, and the COMPANY shall issue to the CONTRACTOR, a total of an additional 200,000 Class A common shares of the Company (the “Invention Bonus Shares”) if and when the CONTRACTOR discovers and/or develops a proprietary methodology for formulating cannabinoids (the “Proprietary Methodology”) for which the COMPANY, in its sole discretion, elects to file a patent application resulting in the issuance of a patent or otherwise pursue as a means of manufacturing cannabinoids in support of its research and commercial development programs. The CONTRACTOR acknowledges and agrees that the COMPANY is obliged to issue the Invention Bonus Shares ONLY if a U.S. patent for the Proprietary Methodology is granted to the COMPANY (the date of grant of such patent being the “Patent Grant Date”), unless the COMPANY, in its sole discretion, elects, and notifies the CONTRACTOR in writing of its election (the date of providing such notice being the “Notice Date”), to keep the Proprietary Methodology as a trade secret and not proceed with filing a patent application for the Proprietary Methodology. The Invention Bonus Shares shall be issued within 45 business days of either the Patent Grant Date or the Notice Date, as the case may be.

3.	The CONTRACTOR represents and warrants that it is, and that on the date of receipt of any of the Exclusivity Shares or the Invention Bonus Shares it will be, an “accredited investor” (as such term is defined in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators) by virtue of being a person that has net assets of at least Cdn$5,000,000 as shown on its most recently prepared financial statements. The CONTRACTOR represents and warrants that it is acquiring the Exclusivity Shares or the Invention Bonus Shares, as the case may be, as principal for the CONTRACTOR'S own account and not for the benefit of any other person. The CONTRACTOR is aware that: (a) the COMPANY is not a “reporting issuer” or the equivalent in any jurisdiction and, accordingly, the Exclusivity Shares and the Invention Bonus Shares will be subject to an indefinite hold period under applicable securities laws; (b) the Exclusivity Shares and the Invention Bonus Shares are not listed on any stock exchange and no public market exists for the Class A common shares of the COMPANY; and (c) the Exclusivity Shares and the Invention Bonus Shares are subject to transfer restrictions contained in the COMPANY'S constating documents.

4.	The CONTRACTOR agrees that in the event the COMPANY should at any time propose to qualify its Class A common shares for sale to the public, the CONTRACTOR will execute in respect of all Exclusivity Shares and Investment Bonus Shares, if any, held by it such standard escrow agreement as may be required by the applicable securities regulators as a condition precedent to accepting a prospectus of the COMPANY qualifying the distribution of its Class A common shares for sale to the public, and the CONTRACTOR shall deposit such aforementioned Class A common shares into escrow in accordance with the escrow agreement.

Consideration for Services

Fees and payments for Services shall be set out in each Work Order. For clarity, none of the Class A common shares constitutes consideration for Services.